UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTEL CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	000-06217		94-1672743
(State or other jurisdiction	(Commission		(I.R.S. Employer Identification No.)
of incorporation or organization)	File Number)

2200 Mission College Boulevard,	Santa Clara,	California	95054-1549
(Address of principal executive offices)			(Zip Code)

April Miller Boise
(408) 765-8080
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at www.intc.com and www.intel.com/responsibleminerals as well as the SEC’s EDGAR database at www.sec.gov.
Item 1.02    Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
SECTION 3 – EXHIBITS
Item 3.01    Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEL CORPORATION (Registrant)

By:	/s/ APRIL MILLER BOISE	May 21, 2025
	April Miller Boise Executive Vice President and Chief Legal Officer	Date
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